Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
SIX MONTHS ENDED
JUNE 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation and its consolidated subsidiaries (the “Company”, “our” or “we”) operating results and financial condition as of and for the three- and six-month periods ended June 30, 2008 and 2007.  This analysis and the accompanying interim financial information should be read in conjunction with the audited consolidated financial statements included in the Company’s December 31, 2007 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for the full year period.

Forward Looking Statements:

Certain information in this discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size or collectibility of amounts in our loan portfolio, reduced sales of our securities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of June 30, 2008, the Company’s business was operated through a network of 243 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets were $401.4 million at June 30, 2008 compared to $402.5 million at

December 31, 2007.  A decline in the Company’s net loan portfolio was the primary factor resulting in the decrease in assets.  Net loans declined $4.8 million (2%) at June 30, 2008 compared to the prior year end.  The Company’s business cycle for loan originations is seasonal.  The first quarter of each year is typically our slowest in terms of loan originations, followed by increases during the next two quarters and a peak during the fourth quarter.  Due to current economic uncertainties, Management has taken a more conservative approach this year in underwriting standards which has resulted in lower loan originations and a corresponding decrease in our loan portfolio.  An increase in our allowance for loan losses also contributed to the decrease in net loans.  The allowance is an offset in the loan portfolio to reserve for losses which Management believes is inherent in current loans outstanding at June 30, 2008.

Cash and cash equivalents decreased $4.7 million (16%) as of June 30, 2008 compared to December 31, 2007.  The decrease was mainly due to the reallocation of surplus funds held by our insurance subsidiaries into higher yielding investment securities.

This reallocation of funds and additional funds generated from current year reinsurance activity resulted in an $8.5 (11%) million increase in investment securities held by the Company’s insurance subsidiaries at June 30, 2008 compared to December 31, 2007.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (84% as of June 30, 2008 and 77% as of December 31, 2007) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

The Company held cash in restricted accounts of approximately $2.3 million and $2.2 million at June 30, 2008 and December 31, 2007, respectively.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements contained in the Company’s reinsurance agreements.

Overall liabilities of the Company declined $2.2 million (1%) at June 30, 2008 compared to the prior year end.   A decline in senior debt outstanding was the cause of the decrease in liabilities.  This decline was mainly due to a decrease in sales and outstanding amounts of the Company’s commercial paper.  The Company believes that, during this period, many investors opted to purchase and hold certain of the Company’s other securities, including subordinated debentures, which offer different terms, such as longer terms and higher interest rates.  The Company also believes that recessionary economic pressures and the recent highly publicized challenges facing a number of other lending institutions has contributed to the decline in sales and outstanding amounts of commercial paper.

A decrease in accrued expenses and other liabilities was an additional factor contributing to the decline in overall liabilities.   During February 2008, the Company disbursed the prior year’s annual incentive bonus and annual profit sharing contributions to employees.  Both of these disbursements had previously been accrued for as of December 31, 2007.  These disbursements were the primary cause of a $1.4 million (8%) reduction in accrued expenses and other liabilities as of June 30, 2008 compared to December 31, 2007.

As noted above, the Company experienced an increase in sales of its subordinated debentures during the first half of 2008.  The increase resulted in an additional $9.8 million (11%) in outstanding debentures as of June 30, 2008 compared to amounts outstanding at December 31, 2007.

Results of Operations:

During the three-month periods ended June 30, 2008 and 2007, the Company generated $33.7 million and $31.6 million in revenues, respectively, representing a $2.1 million or 7%

increase.  During the six-month periods then ended, the Company generated $67.9 million and $62.7 million in revenues, respectively, representing a $5.2 million (8%) increase.  Higher operating costs during the current year offset the gains in revenues, resulting in the Company posting a $1.6 million (41%) and $2.1 million (28%) decrease in net income for the three- and six-month periods ended June 30, 2008 compared to the same periods a year ago.

Credit losses and higher personnel expense have been the primary categories contributing to higher expenses during the current year.  The continued expansion of our branch office network has also contributed to increased expenses.  Since June 30, 2007, the Company has opened 13 new branch offices and the costs associated therewith have had a negative impact on our operating results.  While each of the new branches is meeting initial expectations, Management expects that as they mature, they will add to the growth and profitability of the Company.

At the mid-point of 2008, Management is primarily focused on growth in quality receivables and on certain operating benchmarks, including those related to revenue and expenses.  The prior year was a record year for the Company, and while 2008 may or may not exceed the performance achieved in 2007, Management is positioning the Company to maximize its performance in the face of continued economic uncertainty.

Net Interest Margin

The net interest margin reflects the difference between earnings on the Company’s loan and investment portfolios and interest incurred on the Company’s senior and subordinated debt.  During the three- and six-month periods ended June 30, 2008, our net interest margin increased $1.9 million (10%) and $3.9 million (11%), respectively, compared to the same comparable periods in 2007.  The primary reason for the higher margins during the current year was an increase in interest income earned on loans and investments.  Interest income grew $1.8 million (8%) and $4.2 million (10%) during the three- and six-month comparable periods, respectively.  Average net receivables were $313.2 million during the first half of 2008 as compared to $286.4 million during the first half of 2007, and the finance charges earned on the higher average receivables resulted in the majority of the increase in interest income.

Although average debt outstanding was $269.1 million during the first half of 2008 as compared to $246.7 million during the same period in 2007, average borrowing rates declined to 5.75% from 5.85%.  The lower rates resulted in a $.1 million (3%) decrease in interest expense during the three-month period just ended as compared to the same period a year ago.  This decrease in interest expense also contributed to the higher net interest margin during the three-month comparable periods.  During the six-month comparable periods, interest expense increased a moderate $.3 million (4%).

Management projects that, based on historical results, average net receivables will grow through the remainder of the year, and earnings are expected to increase accordingly.  However, an increase in interest rates could negatively impact our interest margin.

Insurance Income

Higher levels of credit insurance in-force held by our insurance subsidiaries led to a $.1 million (1%) and $.3 million (2%) increase in net insurance income during the three- and six- month periods ended June 30, 2008 and 2007, respectively.  An increase in claims paid during the current year offset some of the increase in insurance income.

Provision for Loan Losses

The provision for loan losses reflects the amount charged against earnings to increase the allowance for loan losses to a level deemed appropriate by Management to cover probable credit losses inherent in our loan portfolio.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment on certain relevant factors, such as historical loss trends, current net charge offs, delinquency levels, bankruptcy trends and overall economic conditions.

As discussed in our 2007 Annual Report, a number of lending institutions are facing challenges as a result of the highly publicized problems revolving around the sub-prime real estate marketplace.  Many of these lending institutions extended adjustable rate loans to borrowers in past years when interest rates were at historically low levels.  A number of these adjustable rate loans have re-priced at higher interest rates and a number of borrowers are not able to afford the new payment levels and/or terms.  The Company does not believe it has any material direct exposure to these risks as we do not operate in the type of lending market and do not offer these types of real estate loans.   All real estate loans currently extended by the Company are at fixed interest rates and with fixed payments.  Notwithstanding this, and despite the Company’s efforts to evaluate its customer’s creditworthiness and ability to repay borrowings, the Company cannot provide any assurances that it will not be, directly or indirectly, affected by the increasing number of payment delinquencies and foreclosures. Certain of the Company’s customers may be borrowers on these, or similar loans from other lenders, and any increases in payment amounts or rates experienced by these customers may adversely affect their ability to make payments on any loans extended by the Company.  In addition, the Company may be exposed to an increasing number of bankruptcy filings by its customers as a result of their inability to make timely payments to other lenders.  Any of the foregoing could have a material adverse effect on the Company’s financial condition or results of operations.  Management continues to monitor the ongoing challenges facing the sub-prime real estate marketplace and the creditworthiness of its own customers.

The Company is however seeing a greater impact on operating results during the current year as compared to 2007 due to challenging economic conditions.  Rising prices for consumer goods and services appears to be putting financial pressure on our loan customers.  As a result, the Company has experienced an increase in bankruptcy filings among its loan customers and higher net charge offs to date in 2008 than in the prior year’s period.  The Company held $10.5 million in loan receivables under bankruptcy at June 30, 2008 compared to $9.3 million at June 30, 2007.  Net charges offs increased $1.4 million (18%) during the six-month period ended June 30, 2008 compared to the same period a year ago.

Management increased the allowance for loan losses in both the first and second quarters of 2008 due to increases in loan losses, bankruptcy filings and current economic uncertainties.  As a result, the provision for loan losses increased $.8 million (18%) and $2.2 million (27%) during the three- and six-month periods ended June 30, 2008 compared to the same comparable periods a year ago.  Additions will be made to the allowance for loan losses when we deem it appropriate to protect against probable losses in the current portfolio.  Currently, we believe the allowance for loan losses is adequate to absorb actual losses.  However, if conditions change, future additions to the allowance may be necessary in order to provide adequate protection against probable losses in the current portfolio.

Other Operating Expenses

Personnel expense increased $2.0 million (19%) and $3.4 million (16%) during the three- and six-month periods ended June 30, 2008, respectively, compared to the same periods in 2007.  Merit salary increases awarded in February and an increase in our employee base, due to new office openings, resulted in higher compensation levels during 2008.  An increase in employee health insurance claims also contributed to higher personnel expense during the current year.

Increases in maintenance of offices, depreciation expense on furniture and equipment, and rent expense were the main factors causing the $.2 million (7%) and $.4 million (9%) increase in occupancy expense during the three- an six-month periods ended June 30, 2008 compared to the same periods a year ago.  The opening of new branch offices, office relocations and renewal of certain expiring leases were the underlying reasons for the increase.

During the three-month period ended June 30, 2008 other miscellaneous operating expenses increased $.6 million (14%) as compared to the same period in 2007.  Increases in advertising expenditures, computer expenses, legal and audit expenses, securities sales expense, and travel expenses were the primary causes of the higher costs during the quarter just ended.  During the six-month comparable period, higher computer expenses, legal and audit expenses, securities sales expenses and travel expenses resulted in a $.5 million (6%) increase in other miscellaneous operating expenses during the current year.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates were 21% and 16% during the three-month periods ended June 30, 2008 and 2007, respectively.  During the six-month comparable periods, income tax rates were 20% and 16%, respectively.  The higher rate experienced during the current year period was due to less income at the S Corporation level which was passed to the shareholders of the Company for tax reporting, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The S Corporation reported less income during the current period just ended as compared to the same comparable period a year ago.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, interest rates have declined since June 30, 2007 resulting in lower rates being paid on borrowings during the current year.  We expect only minimal fluctuations in market rates during the remainder of the year, thereby minimizing the impact on our net interest margin.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2007 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of June 30, 2008 and December 31, 2007, the Company had $25.2 million and $29.8 million, respectively, invested in cash and short-term investments, the majority of which was held by the Company’s insurance subsidiaries.  Of the total amount of cash outstanding at June 30, 2008, the parent company held $4.0 million readily available for daily operations.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of June 30, 2008 and December 31, 2007, 96% of the Company’s cash and cash equivalents and investment securities were maintained in its insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the parent company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2007, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surpluses of $38.7 million and $40.6 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the parent company in 2008 without prior approval of the Georgia Insurance Commissioner is approximately $9.0 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit agreement with Wachovia Bank, N.A. and BMO Capital Markets Financing, Inc. The credit agreement provides for unsecured borrowings of up to $50.0 million, subject to certain limitations, and is scheduled to expire on December 15, 2009.  Any amounts then outstanding will be due and payable on such date.  The credit agreement contains covenants customary for financing transactions of this type.  At June 30, 2008, the Company was in compliance with all covenants.  Available borrowings under the agreement were $30.7 million and $33.3 million at June 30, 2008 and December 31, 2007, respectively, at interest rates of 4.50% and 6.75%, respectively.  Management believes the Company’s liquidity position is adequate to fund ongoing needs for the foreseeable future.

The Company was subject to the following contractual obligations and commitments at June 30, 2008:
	07/01/08 thru 12/31/08	2009	2010	2011	2012	2013 & Beyond	Total
	(in Millions)
Credit Line *	$ .5	$ 20.6	$ -	$ -	$ -	$ -	$ 21.1
Bank Commitment Fee *	.1	.2	-	-	-	-	.3
Senior Notes *	50.2	-	-	-	-	-	50.2
Commercial Paper *	95.3	9.3	-	-	-	-	104.6
Subordinated Debt *	2.0	9.5	34.1	51.4	31.1	-	128.1
Operating Leases	2.7	3.7	3.0	2.0	1.1	.3	12.8
Software Service Contract **	1.2	2.4	2.4	2.4	2.4	4.7	15.5
Data Communication Lines Contract **	.5	-	-	-	-	-	.5
Total	$ 152.5	$ 45.7	$ 39.5	$ 55.8	$ 34.6	$ 5.0	$ 333.1

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

Allowance for Loan Losses:

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Revenue Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, “Accounting for Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  The Company adopted FIN 48 effective January 1, 2007 and there was no material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted SFAS No. 157 effective January 1, 2008.  The adoption of this accounting principle did not have a material effect on its financial position, results of operations or cash flows, but did result in additional disclosures being added to the footnotes to the consolidated financial statements (See Note 4).

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company has no current plans to elect the fair value option for any specific financial instruments or other items.  Accordingly, the adoption of this accounting pronouncement as of January 1, 2008 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” – an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reasons it uses them), (2) the manner in which derivatives and related hedged items are accounted for under SFAS No. 133 and interpretations thereof, and (3) the effects that derivatives and related hedged items have on an entity’s financial position, financial performance and cash flows.  The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company does not expect SFAS 161 to have a material effect on the Company’s financial position or results of operations.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2008	2007
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 25,163,281	$ 29,831,129

RESTRICTED CASH	2,306,636	2,187,022

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	296,397,509 26,197,544 31,017,384 353,612,437 39,527,052 21,100,982 21,085,085 271,899,318	303,678,240 25,052,160 31,747,131 360,477,531 40,720,500 23,066,730 20,035,085 276,655,216

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	73,043,567 13,566,515 86,610,082	60,060,798 18,021,418 78,082,216

OTHER ASSETS	15,406,566	15,698,052

TOTAL ASSETS	$ 401,385,883	$ 402,453,635

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 171,823,138	$ 182,372,949
ACCRUED EXPENSES AND OTHER LIABILITIES	16,847,005	18,274,446
SUBORDINATED DEBT	101,776,274	91,965,714
Total Liabilities	290,446,417	292,613,109

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	199,912	970,603
Retained Earnings	110,569,554	108,699,923
Total Stockholders' Equity	110,939,466	109,840,526

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 401,385,883	$ 402,453,635

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(Unaudited)		(Unaudited)
	2008	2007	2008	2007

INTEREST INCOME	$ 24,001,848	$ 22,233,042	$ 48,490,120	$ 44,261,350
INTEREST EXPENSE	3,756,079	3,863,170	7,786,422	7,510,233
NET INTEREST INCOME	20,245,769	18,369,872	40,703,698	36,751,117

Provision for Loan Losses	5,223,179	4,411,644	10,400,896	8,218,269

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	15,022,590	13,958,228	30,302,802	28,532,848

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	8,467,822 2,020,447 6,447,375	8,193,216 1,659,145 6,534,071	17,182,343 3,750,244 13,432,099	16,361,423 3,197,009 13,164,414

OTHER REVENUE	1,229,164	1,145,245	2,258,898	2,121,210

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	12,525,311 2,617,340 4,773,585 19,916,236	10,506,547 2,439,798 4,203,149 17,149,494	24,736,537 5,184,929 9,490,490 39,411,956	21,287,152 4,756,386 8,957,969 35,001,507

INCOME BEFORE INCOME TAXES	2,782,893	4,488,050	6,581,843	8,816,965

Provision for Income Taxes	572,944	710,981	1,296,062	1,426,997

NET INCOME	2,209,949	3,777,069	5,285,781	7,389,968

RETAINED EARNINGS, Beginning of Period	111,175,755	101,557,798	108,699,923	97,950,753

Distributions on Common Stock	2,816,150	901,948	3,416,150	907,802

RETAINED EARNINGS, End of Period	$110,569,554	$104,432,919	$ 110,569,554	$ 104,432,919

BASIC EARNINGS PER SHARE: 170,000 Shares outstanding for all periods (1,700 voting, 168,300 non-voting)	$13.00	$22.22	$31.09	$43.47

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	(Unaudited)
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 5,285,781	$ 7,389,968

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Provision for (Prepaid) Deferred Income Taxes

Other, net

Decrease (Increase) in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	10,400,896 1,201,493 (42,618) 110,105 253,479 (1,222,271) 15,986,865	8,218,269 987,417 28,219 70,772 (297,995) (1,179,254) 15,217,396

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Increase in restricted cash Purchases of marketable debt securities Redemptions of marketable debt securities Fixed asset additions, net Net Cash Provided	(112,855,537) 107,210,539 (119,614) (19,966,012) 10,382,000 (1,150,688) (16,499,312)	(118,474,987) 103,639,242 (95,694) (9,323,819) 5,592,000 (1,179,254) (19,760,017)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in senior debt Subordinated debt issued Subordinated debt redeemed Dividends / Distributions Net Cash Used	(10,549,811) 16,625,770 (6,815,210) (3,416,150) (4,155,401)	(6,772,892) 18,010,730 (6,572,765) (907,802) 3,757,271

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,667,848)	(785,350)

CASH AND CASH EQUIVALENTS, beginning	29,831,129	24,028,767

CASH AND CASH EQUIVALENTS, ending	$ 25,163,281	$ 23,243,417

Cash paid during the period for: Interest Income Taxes	$ 7,928,056 1,779,510	$ 7,494,231 1,831,208

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2007 and for the year then ended included in the Company's December 31, 2007 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 2008 and December 31, 2007 and the results of its operations and cash flows for the three and six months ended June 30, 2008 and 2007. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, “Accounting for Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  The Company adopted FIN 48 effective January 1, 2007 and there was no material impact on its consolidated financial statements during fiscal years 2007 or 2008.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted SFAS No. 157 effective January 1, 2008.  The adoption of this accounting principle did not have a material effect on its financial position, results of operations or cash flows, but did result in additional disclosures being added to the footnotes to the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company chose not to elect the fair value option for any specific financial instruments or other items.  Accordingly, the adoption of this accounting pronouncement as of January 1, 2008 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” – an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reasons it uses them), (2) the manner in which derivatives and related hedged items are accounted for under SFAS No. 133 and interpretations thereof, and (3) the effects that derivatives and related hedged items have on an entity’s financial position, financial performance and cash flows.  The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company does not expect SFAS 161 to have a material effect on the Company’s financial position or results of operations.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the six-month periods ended June 30, 2008 and 2007 is shown in the following table:

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 20,035,085 10,400,896 (12,675,147) 3,324,251 $ 21,085,085	$ 16,885,085 7,752,813 (9,933,929) 2,781,116 $ 17,485,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of June 30, 2008		As of December 31, 2007
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,619,300 67,181,660 130,316 $ 72,931,276	$ 5,690,088 66,591,665 761,815 $ 73,043,568	$ 9,015,878 49,869,070 130,316 $ 59,015,264	$ 9,081,620 50,084,797 894,381 $ 60,060,798

	As of June 30, 2008		As of December 31, 2007
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions	$ 1,497,843 12,068,671 $ 13,566,514	$ 1,505,721 12,182,296 $ 13,688,017	$ 4,715,540 13,305,878 $ 18,021,418	$ 4,717,003 13,431,564 $ 18,148,567

Gross unrealized losses on investment securities totaled $803,660 and $165,724 at June 30, 2008 and December 31, 2007, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of June 30, 2008:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 291,947	$ 3,053	$ --	$ --	$ 291,947	$ 3,053

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states and political subdivisions	41,713,215	759,067	2,007,835	23,324	43,721,050	782,391
Total	42,005,162	762,120	2,007,835	23,324	44,012,997	785,444

Held to Maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	249,253	747	--	--	249,253	747
Obligations of states and political subdivisions	2,296,374	10,884	681,382	6,585	2,977,756	17,469
Total	2,545,627	11,631	681,382	6,585	3,227,009	18,216

Overall Total	$ 44,550,789	$ 773,751	$ 2,689,217	$ 29,909	$ 47,240,006	$ 803,660

The table above represents 119 investments held by the Company, the majority of which are rated AAA by Standard & Poor’s, which is the highest rating given by this service.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than 1.71% of the fair value of the affected investments at June 30, 2008.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at June 30, 2008.

Note 4 – Fair Value

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and, accordingly, the Company adopted this pronouncement effective January 1, 2008.

Under SFAS No. 157, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 -

Quoted prices for identical instruments in active markets.

Level 2 -

Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 -

Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs or how the data was calculated or derived.  The Company corroborates the reasonableness of external inputs in the valuation process, however, no assurances can be given as to the accuracy of any such third-party data or, as a result thereof, such valuations.

Assets measured at fair value as of June 30, 2008 are available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	6/30/2008	(Level 1)	(Level 2)	(Level 3)

Available-for-sale investment securities	$ 73,043,568	$ 761,815	$ 72,281,753	$ --

Note 5 – Commitments and contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 20% and 16% during the six-month periods ended June 30, 2008 and 2007, respectively, and 21% and 16% during the three-month periods then ended.  The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporation, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 7 – Other Comprehensive Income

Comprehensive income was $1.1 million and $4.5 million for the three- and six month periods ended June 30, 2008, respectively, as compared to $3.5 million and $7.1 million for the same periods in 2007.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $1.1 million and $.8 million in other comprehensive losses during the three-and six month periods ended June 30, 2008.  The Company recorded $.3 million in accumulated other comprehensive losses in each of the respective prior year periods.

Note 8 – Line of Credit

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for maximum borrowings of $50.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.  The Company’s credit agreement has a commitment termination date of December 15, 2009 and contains covenants customary for financing transactions of this type.  At June 30, 2008, the Company was in compliance with all covenants.  Available borrowings under the agreement were $30.7 million and $33.3 million at June 30, 2008 and December 31, 2007, respectively.

Note 9 – Related Party Transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2007 for additional information on related party transactions.

Note 10 - Segment Financial Information

The Company has six reportable segments.  Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North  Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama offices and Tennessee, and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  A reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 6/30/08	$ 4,065	$ 4,746	$ 6,322	$ 5,624	$ 5,259	$ 5,176	$ 31,192
3 Months ended 6/30/07	3,678	4,347	6,433	5,201	4,760	4,897	29,316
6 Months ended 6/30/08	8,195	9,590	12,979	11,450	10,677	10,603	63,494
6 Months ended 6/30/07	7,433	8,494	12,967	10,421	9,522	9,905	58,742
Segment Profit:
3 Months ended 6/30/08	$ 597	$ 1,654	$ 1,906	$ 1,490	$ 1,538	$ 1,836	$ 9,021
3 Months ended 6/30/07	508	1,573	2,232	1,897	1,351	1,743	9,304
6 Months ended 6/30/08	1,357	3,561	4,346	3,267	3,393	4,113	20,037
6 Months ended 6/30/07	1,160	3,025	4,888	3,880	2,886	3,723	19,562
Segment Assets:
6/30/08	$ 40,336	$ 47,473	$ 62,473	$ 60,999	$ 44,564	$ 52,848	$ 308,693
6/30/07	36,964	42,858	62,803	56,271	42,090	49,563	290,549

			3 Months Ended 6/30/08 (in 000's)	3 Months Ended 6/30/07 (in 000's)	6 Months Ended 6/30/08 (in 000's)	6 Months Ended 6/30/07 (in 000's)
Reconciliation of Profit:
Profit per segments			$ 9,021	$ 9,305	$ 20,037	$ 19,563
Corporate earnings (losses) not allocated			2,507	2,255	4,438	4,002
Corporate expenses not allocated			(8,745)	(7,072)	(17,893)	(14,748)
Income taxes not allocated			(573)	(711)	(1,296)	(1,427)
Net income			$ 2,210	$ 3,777	$ 5,286	$ 7,390

BRANCH OPERATIONS
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President
Shirley A. Blalock	Area Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Loy Davis	Sharon Langford	Marty Miskelly
Bert Brown	Glenn Drawdy	Jeff Lee	Larry Mixson
Keith Chavis	Patricia Dunaway	Mike Lee	Mike Olive
Joe Cherry	Shelia Garrett	Tommy Lennon	Hilda Phillips
Janice Childers	Brian Gray	Jimmy Mahaffey	Henrietta Reathford
Rick Childress	Harriet Healey	John Massey	Michelle Rentz
Bryan Cook	Jack Hobgood	Judy Mayben	Gaines Snow
Jeremy Cranfield	Jerry Hughes	Brian McSwain	Marc Thomas
Joe Daniel	Judy Landon	Roy Metzger	Lynn Vaughan

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta (2)
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

LOUISIANA
Alexandria	Eunice	Jena	Marksville	Natchitoches	Pineville
Crowley	Franklin	Lafayette	Morgan City	New Iberia	Prairieville
Denham Springs	Hammond	Leesville	Minden *	Opelousas	Slidell
DeRidder	Houma

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Booneville	Forest	Hernando	Magee	Oxford	Starkville
Brookhaven	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

SOUTH CAROLINA
Aiken	Cheraw	Florence	Lexington	North Charleston	Summerville
Anderson	Chester	Gaffney	Lugoff	North Greenville	Sumter
Barnwell	Clemson	Greenville	Manning	Orangeburg	Union
Batesburg- Leesvile	Columbia	Greenwood	Marion	Rock Hill	Walterboro
Boiling Springs	Conway	Greer	Moncks Corner	Seneca	Winnsboro
Cayce	Dillon	Lancaster	Newberry	Simpsonville	York
Charleston	Easley	Laurens	North Augusta	Spartanburg

TENNESSEE
Athens **	Bristol	Elizabethton	Kingsport	Lenoir City	Sparta

----------------------------
* Opened July 2008 ** Opened August 2008

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303